(All dollar amounts are United States dollars unless otherwise stated)

ASANKO GOLD PROVIDES UPDATED MINERAL RESERVE ESTIMATE

Vancouver, British Columbia, February 20, 2020 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) reports an updated Mineral Resource Estimate ("MRE") and Mineral Reserve Estimate ("MRev") for the Asanko Gold Mine ("AGM" or the "Project"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Asanko.

Estimated Mineral Resources and Mineral Reserves at the Asanko Gold Mine Highlights (100% basis)

  Estimated Measured and Indicated Mineral Resources of 64.1 million tonnes ("Mt") at 1.70 g/t gold for 3.50 million ounces ("Moz") gold contained (Measured Mineral Resources at 2.3 Mt at 0.76 g/t gold for 0.06 Moz gold contained and Indicated Mineral Resources at 61.7 Mt at 1.74 g/t gold for 3.45 Moz gold contained).

  Estimated Proven and Probable Mineral Reserves of 53.4 Mt at 1.38 g/t gold for 2.38 Moz of gold contained (Proven Mineral Reserves of 2.3 Mt at 0.76 g/t gold for 0.06 Moz gold contained and Probable Mineral Reserves of 51.1 Mt at 1.41 g/t gold for 2.32 Moz gold contained).

  Estimated Inferred Mineral Resources of 7.0 Mt at 1.59 g/t gold for 0.36 Moz of gold contained.

The MRE and MRev are effective December 31, 2019.  Mineral Resources were estimated using a $1,500/oz gold price and are inclusive of Mineral Reserves which were estimated using a $1,300/oz gold price.  An updated NI 43-101 compliant technical report outlining the life of mine plan supporting the updated estimates will be filed on SEDAR at www.sedar.com as soon as practically possible, but no later than April 5, 2020.

Asanko Gold Mine Life of Mine Plan Highlights and Optimization (100% basis)

  Estimated gold production of 2.1 Moz of gold over an expected 10-year mine life at projected all-in sustaining costs ("AISC")1 of $1,135/oz.

    8 years of mining operations planned at the open pit deposits that make up the AGM (Esaase, Nkran, Akwasiso, Abore, Asuadai and Adubiaso).

    10 years of processing mined ore and run-of-mine stockpiles projected through the existing 5.4 Mtpa processing plant.

  Initial 2 years (2020-21) expected to produce on average 242,000 ounces of gold per year at an anticipated $1,048/oz AISC1, with the potential for strong margins and projected free cash flow1 of $91.3 million at an assumed $1,400/oz gold price.

  Limited anticipated development capital expenditures of $105 million over the life of mine including the $25 million Tetrem village relocation currently underway and expected to be completed in 2020.

  Launched major cost reduction initiative with the goal of driving down AISC1 by approximately $100/oz.

  Increased focus on exploration with the aim of unlocking potential within 21,000 hectare land package.

"The updated Mineral Reserve Estimate for the Asanko Gold Mine is in-line with the development plan that we announced in August last year which targeted 8-10 years of mine life at a production rate of 225,000 to 250,000 ounces per year," said Greg McCunn, Chief Executive Officer. "2020 and 2021 are both expected to be good years for the mine with projected strong free cash flow. Using this updated life of mine plan as a baseline, we are launching a major cost reduction initiative at the AGM and increasing focus on exploration on our prospective 21,000 hectare land package.

When we look at our 50% share of the Asanko Gold Mine cashflows at today's gold price, we estimate that we continue to trade at a discount to our net asset value.  As a result, we are continuing with our share buy-back program.  As of the end of January, we had purchased and cancelled 1.8 million shares, returning approximately $1.6 million to Asanko Shareholders."

This news release should be read in conjunction with, and is subject to, the final NI 43-101 compliant technical report dated February 2020, which will be available on the Company's website and filed on
SEDAR as soon as practically possible, but no later than April 5, 2020.

The updated life of mine plan contemplates a substantial pushback of the Nkran pit ("Cut 3") to access its anticipated mineral reserves. The Company is currently initiating an exploration program aimed at delineating near mine targets on existing mining licences in order to defer an investment decision on Nkran Cut 3.

Additionally, the Company has initiated a cost reduction program at the Asanko Gold Mine with the objective of driving down operational costs. Specifically, the program envisages delivering a sustainable saving of $100/oz AISC1 over the remaining mine life. The program will focus on (amongst other items):

  Retendering of existing mining contracts with the goal of driving down per unit mining costs, increasing efficiencies and reducing the fixed cost allocation over more production units.

  Retendering of existing haulage contracts for the haulage of ore from Esaase to the processing facility in order to increase efficiencies and reduce the fixed cost allocation over more production units.

  Optimisation of all sustaining and development capital expenditures.

  Review of general and administrative expenditures at the Asanko Gold Mine.

  Assessment of energy inputs.

  Optimizing crushing, ore re-handling and plant throughput.

Asanko Gold Mine Mineral Resource Estimates (100% basis)

Updated MRE's are reported for the six deposits that make up the AGM, replacing the previous NI 43-101 report dated June 5, 2017. CSA Global (UK) Ltd ("CSA Global") compiled the updated MRE's for the Nkran, Esaase and Akwasiso deposits. The Updated MRE's for the Abore, Adubiaso and Asuadai deposits were compiled by Asanko under supervision of the CSA Global QP.

The MRE's are reported in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, "the CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines" dated 10 May 2014 (CIM, 2014).

The effective date of the Mineral Resource is 31 December 2019, presented in the form of a combined global Mineral Resource table below. The Esaase Resources below includes the Mineral Reserves contained in both the Esaase Main and Esaase South pits (as described in the MRE).

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Mineral Resource Estimate as at 31 December 2019

	Measured			Indicated			Measured & Indicated Total			Inferred
Deposit	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)
Nkran				8.5	2.14	586	8.5	2.14	586	-	-	-
Esaase				43.2	1.69	2,348	43.2	1.69	2,348	5.4	1.54	269
Akwasiso				2.8	1.82	165	2.8	1.82	165	0.4	2.16	29
Abore				4.7	1.46	221	4.7	1.46	221	0.9	1.69	48
Asuadai				1.3	1.32	55	1.3	1.32	55	0.0	1.24	2
Adubiaso				1.2	1.88	71	1.2	1.88	71	0.2	1.43	9
Stockpiles	2.3	0.76	57				2.3	0.76	57
Total	2.3	0.76	57	61.7	1.74	3,447	64.1	1.70	3,504	7.0	1.59	357

Notes:

  Estimated Mineral Resources are reported at a cut-off grade of 0.5 g/t gold and assuming a gold price of US$1,500/oz.
  Figures are rounded to the appropriate level of precision for the reporting of Mineral Resources.
  Due to rounding, some columns or rows may not compute as shown.
  Estimated Mineral Resources are stated as in situ dry metric tonnes.
  Estimated Mineral Resources are reported inclusive of Estimated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues including but not limited to those noted under Cautionary Note Regarding Forward-Looking Statements.
  The Nkran, Esaase and Akwasiso MREs have been prepared by CSA Global who are independent of Asanko. The Abore, Asuadai and Adubiaso MREs have been prepared by Asanko and reviewed and accepted by CSA Global.

Asanko Gold Mine Mineral Reserve Estimate (100% basis)

The MRev has been prepared by CSA Global using CIM, 2014 classification standards.

The estimated Mineral Reserves are inclusive and derived from the Mineral Resource block models and estimates and are based on the estimated Measured & Indicated Mineral Resources that have been identified as being potentially economically extractable and which incorporate expected mining losses and the addition of expected waste dilution.

Mineral Reserve Estimate as at 31 December 2019

Deposit	Proven			Probable			Proven and Probable Total
	Tonnes (Mt)	Au Grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Contained (koz)
Nkran				10.9	1.64	577	10.9	1.64	577
Esaase Main				29.1	1.33	1,245	29.1	1.33	1,245
Esaase South				4.5	1.44	210	4.5	1.44	210
Akwasiso				1.9	1.43	87	1.9	1.43	87
Abore				2.8	1.42	127	2.8	1.42	127
Adubiaso				0.8	1.51	38	0.8	1.51	38
Asuadai				1.0	1.12	37	1.0	1.12	37
Stockpiles	2.3	0.76	57				2.3	0.76	57
Total	2.3	0.76	57	51.1	1.41	2,320	53.4	1.38	2,377

Notes:

  Estimated Mineral Reserves are reported assuming a gold price of US$1,300/oz.
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  Estimated Mineral Reserves are defined within pit designs guided by pit shells derived from Whittle Four-X™ software (Whittle).
  Estimated Mineral Reserves are reported based on the maximum of: (a) the calculated marginal cut-off grades for each of the pits ranging between (0.38 - 0.71) g/t gold, and (b) 0.50 g/t gold.
  Figures are rounded to the appropriate level of precision for the reporting of Mineral Reserves. Due to rounding, some columns or rows may not compute as shown.
  Estimated Mineral Reserves are stated as in situ dry metric tonnes.
  The mine plan underpinning the estimated Mineral Reserves has been prepared by Snowden and reviewed and accepted by CSA Global. Both Snowden and CSA Global are independent of Asanko.
  No Mineral Reserves have been estimated using estimated Inferred Mineral Resources.The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues including but not limited to those noted under Cautionary Note Regarding Forward-Looking Statements.

Asanko Gold Mine Updated Life of Mine Plan ("LOM") (100% basis)

Background

Following the conclusion of a 50/50 Joint Venture transaction with a subsidiary of Gold Fields on July 31, 2018, Asanko holds a 45% economic interest in the AGM and gold exploration tenements (collectively the "joint venture" or "JV") on both the Asankrangwa and Sefwi Gold Belts in the Republic of Ghana ("Ghana"), West Africa. The ownership structure of the JV is 45% Asanko Gold, 45% Gold Fields with the remaining 10% held by the Government of Ghana as a free-carried equity interest. The AGM concessions are located in the Amansie West District of the Ashanti Region of Ghana.

The AGM is a multi-deposit complex with two main deposits, Nkran and Esaase, four satellite deposits and a carbon-in-leach (CIL) processing plant with a current design capacity of 5.4 million tonnes per annum ("Mtpa"). Operations commenced in January 2016 following an 18-month construction period.

LOM Study

A National Instrument 43-101 (NI 43-101) compliant Technical Report on the Life of Mine Study of the AGM was completed to support the updated Mineral Resource and Reserve Estimates. The Life of Mine Study will be available on the Company's website and filed on SEDAR no later than April 5, 2020.

The LOM Study with associated supporting documentation is considered to have been compiled to the level of confidence as presented in a Pre-Feasibility Study (PFS). The term "Pre-Feasibility Study" has the meaning ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM, 2014). Under CIM guidelines, the AGM is a "production property", a property on which mining is currently taking place; with adjacent "development property" sections (properties that are being prepared for mineral production and for which economic viability has been demonstrated to a PFS level of confidence).

CSA Global, Snowden Mining and Industry Consultants, DRA Global, ABS Africa (Pty) Ltd, Ernst & Young Global Limited, Knight Piésold and SRK Consulting were commissioned by Asanko to produce the LOM Study for the Project.

The 2019 LOM Study includes the following over the period considered:

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Expected mining schedule annual summary

Component/area	Total	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining

Total ex-pit movement (Mt)	304.3	33.8	35.9	59.4	60.0	59.0	33.6	18.7	4.1	-	-

Abore	17.6	-	3.1	9.1	5.4	-	-	-	-	-	-

Adubiaso	10.3	-	-	-	-	-	3.3	6.3	0.7	-	-

Akwasiso	12.6	11.1	1.5	-	-	-	-	-	-	-	-

Asuadai	5.1	-	-	-	-	3.2	1.8	0.1	-	-	-

Esaase South	31.2	10.9	2.3	6.3	7.6	4.0	0.0	-	-	-	-

Esaase Main	134.4	7.9	28.9	41.1	24.5	22.0	6.1	3.3	0.7	-	-

Nkran	93.0	3.9	-	2.9	22.5	29.8	22.3	9.0	2.6	-	-

Strip ratio (w:o)	5.0	4.7	3.6	5.7	6.8	7.0	4.8	2.5	0.8	-	-

Ex-pit waste movement (Mt)	253.2	27.8	28.0	50.5	52.3	51.6	27.8	13.3	1.8	-	-

Ex-pit ore mined (Mt)	51.1	6.0	7.9	8.9	7.7	7.3	5.8	5.3	2.2	-	-

Grade mined (g/t)	1.41	1.38	1.38	1.24	1.34	1.43	1.56	1.60	1.68	-	-

Long-term stockpiling

Stockpile size (Mt)	14.3	2.7	5.4	8.9	11.2	13.1	13.9	14.3	11.1	5.7	-

Stockpile grades (g/t)		0.68	0.82	0.76	0.74	0.74	0.73	0.73	0.71	0.67	-

Processing

Total processed (Mt)	53.4	5.7	5.1	5.4	5.4	5.4	5.0	4.9	5.4	5.4	5.7

Grade processed (g/t)	1.39	1.45	1.62	1.61	1.63	1.68	1.71	1.67	1.16	0.77	0.67

Oxide %	27%	28%	50%	39%	20%	20%	20%	20%	20%	20%	31%

Recovered gold (koz)	2,110	241	243	247	249	251	251	247	181	106	94

Capital Costs

The capital cost estimates for the Project have been developed to a Class 3 level of accuracy (+/-25%) consistent with PFS standards and guidelines. The base date for the capital cost estimate is November 2019 and the base currency is US$.

Capital estimate summary

Item	Value (US$ million)
Sustaining Capital
General Plant Sustaining Capex	26.7
TSF Lifts	57.3
Total Sustaining Capital	84.0
Development Capital
Village Relocations	38.7
Esaase Haul Road	33.6
Esaase Infrastructure	22.1
Mining Pre-production costs	10.8
Total Development Capital	105.2
Closure costs	60.2
Total Capital	249.3

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Operating Costs

Operating costs are defined as direct operating costs and include contract mining and owner mining costs, ore haulage costs, processing costs, and general and administrative costs.

The Nkran ore deposit is located within close proximity to the process plant at Obotan, whilst ore from Esaase (South and Main Pit), Akwasiso, Adubiaso, Abore and Asuadai is transported by haul road 28 km, 5 km, 5 km, 13.4 km and 14.2 km respectively. Oxide ore from Esaase is currently transported to Obotan at a rate of 2.2 Mtpa. The scope of the LOM Study includes a planned upgrade of the haul road to facilitate the transport of up to 5.4 Mtpa ore from Esaase.

The operating cost and AISC1 estimates for the LOM is summarised below. The summary assumes a total of 304.3 Mt mined and 53.4 Mt ore feed to the process plant.

Life of Mine Estimated Operating cost summary

Opex component	Amount (US$ million)	Unit value (US$/oz)
Mining Cost	783.2	371
Ore Transport & Handling	224.1	106
Processing Cost	596.7	283
G&A	262.5	124
Operating Costs	1,866.5	884
Royalties	156.6	74
Refining Costs	8.4	4
Sustaining Capital	84.0	40
Sustaining Capital Stripping	278.2	132
All-in Sustaining Costs[1]	2,393.7	1,135

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Estimated Cash Flow at $1,400 / oz gold

US$000	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Summary Cash Flow
Revenue	331,227	339,686	345,716	348,139	351,125	351,462	346,191	253,665	148,813	137,784	-

Mining Cost	97,374	97,683	107,059	104,221	100,459	138,952	78,421	35,748	14,011	9,300	-
Ore Transport & Handling	12,572	25,792	32,342	28,277	32,430	14,236	4,385	15,239	22,135	36,643	-
Processing Cost	62,058	56,572	58,618	60,336	60,896	58,769	58,539	60,884	60,339	59,732	-
G&A	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	15,000	7,500	-
Cash Operating Costs	202,004	210,047	228,018	222,835	223,784	241,956	171,345	141,870	111,485	113,175	-

Royalties	17,128	18,383	18,854	18,697	19,207	18,293	17,442	13,108	7,935	7,545	-
Refining Cost	946	971	988	995	1,003	1,004	989	725	425	394	-
Total operating costs	220,078	229,400	247,860	242,527	243,994	261,254	189,776	155,703	119,846	121,114	-

Sustaining Capital	11.556	14,445	9,447	12,991	7,998	6,999	7,295	7,050	5,676	1,000	-
Sustaining Capital Stripping	20,251	10,812	52,035	87,304	106,508	-	1,305	-	-	-	-
All-in Sustaining Costs	251,885	254,657	309,341	342,322	358,500	268,253	198,376	162,753	125,522	122,114	-

Development Capital	28,943	43,611	26,407	2,763	950	1,950	500	-	-	-	-
Closure Costs	-	658	660	689	717	778	809	850	4,035	14,693	14,693
Working Capital	(1,098)	1,206	2,983	750	1,104	(7,367)	(5,784)	(1,092)	(907)	(66)	(7,229)
Tax	-	-	-	-	-	-	-	-	24,784	6,037	-
Cash Flow After Tax	49,300	41,967	12,291	3,116	(7,938)	73,114	140,723	88,970	(6,436)	(5,125)	(21,922)
Cumulative project cash flow	49,300	91,267	103,558	106,674	98,736	171,851	312,573	401,543	395,108	389,982	368,060

Cash Operating Costs (US$/oz)	840	866	923	896	892	964	693	783	1,049	1,199	-
All-in Sustaining Costs (US$/oz)	1,047	1,050	1,253	1,377	1,429	1,069	802	898	1,181	1,294	-

Notes:

  Table has been cut-off at 2030 for the purposes of presentation and excludes the remaining $21.6M of final closure costs.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning and have been included specifically for the purpose of providing additional information to the MRev. These performance measures may be different from the Company's non-GAAP performance measures included in the Company's Management Discussion and Analysis for the year ended December 31, 2019and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as the GAAP measure "cash flows from operating activities" of the JV, adjusted for cash flows associated with sustaining and non-sustaining capital expenditures which are derived from the GAAP measure "cash flows used in investing activities" of the JV. Free cash flow is also adjusted for payments made to mining contractors for leases capitalized under IFRS 16, which is derived from the GAAP measure "cash flows used in financing activities" of the JV.

  All-in Sustaining Costs Per Gold Ounce
7

AISC, for the purposes of this news release, is comprised of GAAP measures production costs (which includes mining costs other than those mining costs capitalized as leases under IFRS 16, ore transport and handling costs, processing costs, site-based general and administrative ("G&A") costs and  refining costs), royalties and G&A expenses. AISC also includes sustaining capital expenditure and capitalized stripping costs which are derived from the GAAP measure "cash flows used in investing activities" of the JV. AISC further includes payments made to mining contractors for leases capitalized under IFRS16, which is derived from the GAAP measure "cash flows used in financing activities" of the JV. AISC is expressed on a per gold ounce sold basis and, specifically for the purpose of the MRev, does not include reclamation costs.

Qualified Person Statement

The scientific and technical contents in this news release have been approved by Mr DM Begg, Pr.Sci.Nat., Senior Vice President Technical Services of Asanko Gold Inc., who is a "Qualified Person" as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).  Mr. Begg is not independent of Asanko Gold Inc.

The data verification processes applied for the purposes of this news release are consistent with those described in the Company's Amended and Restated Definitive Feasibility Study related to the AGM on June 5, 2017 (amended and restated on December 20, 2017).

Technical Report

A National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") Technical Report that summarizes the results of the LOM Plan and incorporates the mineral resource and reserve statement for the Asanko Gold Mine will be filed within 45 days on SEDAR and on the Company's website (the "Technical Report").  For readers to fully understand the information in this news release, they should read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the LOM Plan. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Enquiries:
Lynette Gould

SVP Investor Relations

Toll-Free (N.America): 1-855-246-7341

Telephone: +1 778 729 0608

Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

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While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to "indicated mineral resource" and "inferred mineral resource", there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: estimates of Mineral Resources and Mineral Reserves; estimates of contained and recovered gold; expected gold production; mining, mine schedule and mine life estimates, including anticipated strip ratios, grade estimations and processing estimates; cost estimates, including planned capital expenditures and expected operating costs; statements in respect of planned operations at the AGM, including with respect to the timing and completion of the village relocation, future exploration activities, the pushback of the Nkran pit and the upgrade of the haul road; statements in respect of AGM's generation of free cash flow and the associated estimates of revenues, costs and taxes; the aims and anticipated effects of the Company's cost reduction initiative; and statements with respect to the Company's share buy-back program. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of the estimates and assumptions underlying the Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Asanko.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.

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